May 13, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney

Ruairi Regan, Staff Attorney

Babette Cooper, Staff Accountant

Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-285830

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of Thayer Ventures Acquisition Corporation II (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on May 14, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY,
INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]